PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 14, 2014)	Registration No. 333-194501

(Proposed Holding Company for Sunshine State Federal Savings and Loan Association)

Up to 3,680,000 shares of Common Stock

(Subject to Increase to up to 4,232,000 shares)

This supplements the prospectus of Sunshine Bancorp, Inc. dated May 14, 2014 and should be read together with the prospectus.

Subsequent Development

In December 2013, management identified a commercial business loan for $514,000 made to a restaurant operator on one restaurant in a small restaurant chain that warranted additional oversight due to weakness in the cash flows. The loan was classified as special mention at December 31, 2013 and at March 31, 2014. The loan was initially originated in June 2008 for $900,000 and was renewed in September 2011 for $692,000. The loan was secured by equipment and leasehold improvements, and we received a personal guarantee from the borrower and his related entities.

During the first quarter of 2014, as a result of the weakness in the cash flows of the one restaurant, discussions began with the borrower to design a workout plan whereby the restaurant location was to be closed and the cash flows from the other restaurants in the restaurant chain would support the principal and interest payments on the loan. In March 2014, management was provided updated financial statements and developed a plan for the borrower to restructure the loan. This restructuring plan was presented to the board of directors and the loan modification was approved on April 24, 2014.

On May 20, 2014, we were advised by the borrower that he was not going to pursue the loan modification and would be unable to pay the accrued interest due and proposed new principal and interest payments. As a result of this change in the borrower’s financial circumstances, we also believe that the other loans from us to this borrower and his related entities totaling $239,000 have a substantial risk of default. We anticipate that all of the loans described above will need to be classified as impaired and that the total amount of all loans will need to be charged-off during the second quarter of 2014. The collateral securing these loans and the guarantee provides minimal recovery value. The loans will be charged against our allowance for loan losses and an additional provision is expected to be made in the quarter ending June 30, 2014. We anticipate the provision will range from $800,000 to $850,000, with an after-tax effect reduction in net income ranging from approximately $490,000 to $520,000. We expect to report a loss for the three and six months ending June 30, 2014. We also expect to report a loss for the year ending December 31, 2014.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 14 of the Prospectus.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System or any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Keefe, Bruyette & Woods

  A Stifel Company

For assistance, please contact the Stock Information Center, toll-free, at (877) 821-5783.

The date of this prospectus supplement is May 23, 2014.